2008 ARDEN GROUP Annual Report

FINANCIAL HIGHLIGHTS

	2008	*2007*	*2006*
Sales	$ 479,117,000	$ 485,939,000	$ 482,737,000
Operating income	40,319,000	45,177,000	36,680,000
Interest and other income (expense), net	1,188,000	3,307,000	2,439,000
Income before income taxes	41,507,000	48,484,000	39,119,000
Income tax provision	16,840,000	19,277,000	15,895,000
Net income	$ 24,667,000	$ 29,207,000	$ 23,224,000
Net income per common share:			
Basic and diluted	$ 7.80	$ 9.24	$ 7.16

ARDEN GROUP

Corporate Profile

Arden Group is a holding company which, through its Gelson's Markets subsidiary, operates eighteen full-service supermarkets in Southern California carrying both perishable and grocery products.

Arden Group is headquartered in Compton, California. Its Class A Common Stock is traded in the NASDAQ Global Market under the symbol ARDNA.

To Our Shareholders

What a year. 2008 was one of the most challenging years in the last few decades for most supermarkets, and our wholly-owned subsidiary, Gelson's Markets (Gelson's) was no exception. Not only did we have to deal with a severe recession, but we were negatively impacted by new competition in a number of trade areas in which we have stores. Needless to say, in these very difficult economic times, customers tend to trade down which, of course, directly impacts our upscale format. It appears we will be experiencing similar conditions in 2009. The Company—and all 2,200 of our Associates—are committed to weathering this "perfect storm" by doing our very best to be innovative while continuing our tradition of excellence.

Gelson's currently operates a chain of 18 full-service supermarkets in Southern California. Gelson's has a long and proud tradition of being the best upscale, full-service supermarket chain. Perhaps the most important reason that we have continued to succeed in these more troubled economic times is that we strive to maintain our stores in every respect to the highest standards and our Associates make every effort to provide our customers with an outstanding shopping experience. Our goal is to maintain our reputation as "The *Super* Market" and—to quote our mission statement—"To make shopping anywhere else unacceptable for consumers who value quality products, cleanliness, convenience, and personal service."

Sales in 2008 (a 53-week fiscal year) from the Company's supermarkets were $479,117,000 compared to $485,939,000 in 2007 (a 52-week fiscal year). Operating income was $40,319,000 in 2008 compared to $45,177,000 in the prior year. Net income in 2008 was $24,667,000 compared to $29,207,000 in 2007. Earnings per common share in 2008 were $7.80 versus $9.24 in 2007.

Effective March 2008, the Company experienced a net increase of approximately $500,000 in labor costs on an annualized basis primarily due to an increase in hourly wage rates paid to employees who are members of the United Food & Commercial Workers International Union, as well as to other unions with which the Company has contracts. The increase in labor costs was partially offset by a decrease in compensation expense related to stock appreciation rights (SARs). The Company recognized $1,823,000 of SARs compensation expense in 2008 compared to $2,908,000 in 2007.

Interest and dividend income in 2008 was $2,460,000 compared to $3,340,000 in 2007 primarily due to lower interest rates in 2008 partially offset by increased average cash levels. Unrealized gains on investments were $188,000 (net of income tax expense of $129,000) in 2008 compared to unrealized gains of $153,000 (net of income tax expense of $106,000) in 2007.

For more information regarding the Company's financial results, please refer to the Consolidated Financial Statements in this report and to the Form 10-K which is available from the Company upon request.

We continue to do selective remodels of existing stores to insure that we maintain superior facilities. A major remodel of one of our stores located in Los Angeles is currently nearing completion. We are seeking new locations which meet the demographic requirements of a Gelson's supermarket. This is extremely difficult in the Southern California real estate marketplace, but we continue to aggressively search for and evaluate potential new locations.

In December of 2008, the Board of Directors was pleased to declare a special cash dividend of $25 per share on Class A Common Stock, totaling approximately $79,027,000, and thus share the Company's success with our shareholders. We expect to continue our regular quarterly dividend of 25 cents per share in future quarters.

We are pleased to report that we recently concluded negotiation of an agreement with the United Food & Commercial Workers International Union to extend our contract with them for one year—to expire March 6, 2011—which now coincides with the expiration date of the union's contract with the three major grocery chains in Southern California.

At our annual meeting in June 2008, Mark Albert and Robert Davidow were re-elected to our Board of Directors.

The Company's directors and I would like to thank our Associates for their outstanding contributions in 2008. We would also like to thank our loyal customers and suppliers for their continued confidence in us. We certainly thank you, our shareholders, for your trust and support.

We at Arden Group and Gelson's look forward to 2009 and to meeting the challenges in these difficult times.

Bernard Briskin

Chairman of the Board

President and Chief Executive Officer

March 25, 2009

FIVE-YEAR SELECTED FINANCIAL DATA

All years are 52 weeks except 2008 which is 53 weeks.

(In Thousands, Except Share and Per Share Data)	*2008*	*2007*	*2006*	*2005*	*2004*
Operations For The Year (1):					
Sales	$ 479,117	$ 485,939	$ 482,737	$ 470,354	$ 502,898
Gross profit	184,500	187,991	186,336	180,423	192,316
Operating income	40,319	45,177	36,680	31,816	34,579
Other income (expense), net	1,188	3,307	2,439	1,606	3,591
Income tax provision	16,840	19,277	15,895	13,571	15,498
Net income	$ 24,667	$ 29,207	$ 23,224	$ 19,851	$ 22,672
Net income per common share (2):					
Basic – Class A Common Stock	$ 7.80	$ 9.24	$ 7.16	$ 5.87	$ 7.00
Basic – Class B Common Stock	N/A	N/A	N/A	N/A	6.13
Diluted	7.80	9.24	7.16	5.87	6.70
Financial Position At Year-End (1):					
Total assets	$ 99,810	$ 166,689	$ 145,601	$ 147,027	$ 122,135
Working capital	13,847	70,154	41,942	41,304	23,883
Long-term debt	1,228	1,228	1,228	1,453	1,764
Stockholders' equity	51,160	108,493	82,294	82,320	66,576
Capital expenditures	5,159	3,824	4,868	6,390	12,641
Other Operating and Financial Data:					
Number of stores at end of fiscal year	18	18	18	18	18
Sales increase (decrease) (1)(3):					
Total stores	(1.4%)	.6%	2.6%	(6.6%)	3.4%
Same stores	(1.4%)	.6%	2.6%	(6.6%)	3.4%
Depreciation and amortization	$ 6,110	$ 6,685	$ 7,097	$ 7,401	$ 6,990
Dividends declared per common share (2):					
Class A Common Stock	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Class B Common Stock	N/A	N/A	N/A	N/A	$ .675
Special dividend declared per Class A Common Stock share	$ 25.00				$ 20.00
Weighted average common shares outstanding (2):					
Basic – Class A Common Stock	3,161,098	3,161,098	3,241,805	3,381,051	2,217,675
Basic – Class B Common Stock	N/A	N/A	N/A	N/A	1,164,977
Diluted	3,161,098	3,161,098	3,241,805	3,381,051	3,382,652

(1) The Company's results of operations and financial position reflect, to some extent, the impact of a labor dispute in the Company's trade areas in 2003 and 2004.

(2) Prior to November 10, 2004, the Company had two classes of Common Stock including Class B Common Stock (Class B) which was convertible on a share-for-share basis into Class A Common Stock (Class A). Class B stockholders were entitled to share in 90% of the dividends (other than stock dividends) paid to Class A stockholders. On November 10, 2004, Bernard Briskin, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, elected to convert Class B shares beneficially owned by him, including shares beneficially owned with his spouse, into Class A shares. The conversion of these shares triggered the automatic and simultaneous conversion of all remaining Class B shares as provided under the Company's Restated Certificate of Incorporation. After the conversion, the Company has only Class A outstanding and all stockholders participate equally in the undistributed earnings of the Company.

(3) Same store sales increases are calculated by comparing year-over-year sales for stores that were open in both years. If a store was not open for the entire year in both years being compared, then the store is not included in the same store analysis. No stores were closed during any of the periods presented. Fiscal 2008 was a 53-week year. No adjustment was made to remove the additional week for comparison purposes. Store sales used to calculate sales increases, above, do not include revenue from leases, subleases, licensing arrangements and finance charges and, therefore, may not agree to total year-over-year sales increases as disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of Arden Group, Inc. (Company or Arden). Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, other parts of this report and other Company filings are forward-looking statements. These statements discuss, among other things, future sales, operating results and financial condition. Forward-looking statements reflect the Company's current plans and expectations regarding important risk factors and are based on information currently available to us. The Company cautions readers that any forward-looking statements contained in this report or made by the management of the Company involve risks and uncertainties, and are subject to change based on various important factors. Such statements may be identified by such words as "anticipate," "expect," "may," "believe," "could," "estimate," "project," and similar words or phrases. The Company does not undertake any obligation to update forward-looking statements.

Overview

Arden is a holding company which conducts operations through its first and second tier wholly-owned subsidiaries, Arden-Mayfair, Inc. (Arden-Mayfair) and Gelson's Markets (Gelson's), respectively. Gelson's operates 18 full-service supermarkets in Southern California. Gelson's caters to the upscale customer who expects superior quality, service and merchandise selection. In addition to the customary supermarket offerings, Gelson's offers specialty items such as imported foods, unusual delicatessen items and organic and natural food products. All Gelson's stores include the typical service departments such as meat, seafood, delicatessen, floral, sushi, cheese and bakery. In addition, some stores offer further services including fresh pizza, coffee bars, hot bars, gelato bars and carving carts offering cooked meats.

The Company's management focuses on a number of performance indicators in evaluating financial condition and results of operations. Same store sales, gross profit and labor costs are some of the key factors that management considers. Both sales and gross profit are significantly influenced by competition in our trade area. Gelson's faces competition from regional and national supermarket chains (most of which have greater resources and a larger market share than Gelson's), stores specializing in natural and organic foods, specialty and gourmet markets and grocery departments in mass merchandise and club stores. The recent downturn in economic conditions has led to even greater competition in the grocery industry. As discretionary income declines, some consumers are reducing their spending and making more value conscious decisions. We are forced to compete for fewer customer dollars and keep our retail prices low as our competitors also reduce their prices in an attempt to maintain or increase their own market share.

Labor and other related payroll costs are the second largest expense (after product cost) incurred by Gelson's, and thus is a financial measure which is carefully monitored by management. As of fiscal 2008 year end, Gelson's had approximately 1,324 full-time and 967 part-time store, warehouse and office employees. The majority of Gelson's employees are members of the United Food & Commercial Workers International Union (UFCW). In February 2007, the Company completed negotiation of a new union contract with the UFCW to replace the contract which expired on March 5, 2007. The three major grocery retailers in our trade area had not reached an agreement by this date. The new Gelson's contract starts the elimination process of the two-tier wage configuration and returns it to a single wage structure and provides for, among other things, wage increases and modifications to the Company's pension and health and welfare contribution rates. The Company's employees who are members of the UFCW voted to ratify the new contract in a vote held on February 21 and 23, 2007. The new contract originally had an expiration date of March 5, 2010 which was different from the expiration date of the majors' contract. Effective March 10, 2009, the Company's UFCW employees voted to ratify an amendment to our contract with the UFCW which extends the contract expiration date to March 6, 2011, the same date the contract between the UFCW and the majors expires.

The Company contributes to a multi-employer health care and pension plan trust on behalf of its employees who are members of the UFCW. All employers who participate in a multi-employer plan are required to contribute at the same hourly rate based on straight time hours worked in order to fund the plan. Consequently, the benefit contribution rates that the Company negotiated with the UFCW effective March 2007 were subject to change retroactively based on the outcome of the union's negotiations with the three major grocery retailers in our trade area which were completed in July 2007. The employees of the three major grocery retailers voted to ratify their contract on July 22, 2007. For purposes of the multi-employer plans for health care and pension benefits, Gelson's is subject to the same contract and term as the majors which expires on March 6, 2011.

The agreement reached with the UFCW and the three major grocery retailers resulted in a substantial reduction in the average hourly contribution rates for pension and health care. The majority of the reduction relates to the health and welfare fund which was overfunded at the time of contract negotiation. The reduction in the health and welfare contribution rate was originally expected to substantially reduce the overfunded status of the fund during the term of the new contract. The change in contribution rates for both pension and health care were retroactive to the beginning of March 2007. The reduction in the contribution rates resulted in a substantial decrease in the Company's selling, general and administrative (SG&A) expense when comparing periods covered by the current and the expired contracts. The Company's health and welfare contribution rate was scheduled to increase effective with hours worked during March 2009 and after; however, the Company was recently notified by the Southern California United Food & Commercial Workers Unions and the Food Employers Joint Trust Funds (Trust) that the increase has been suspended for the six-month period beginning March 2009 and ending August 2009. The Trust will review the effective rate again in August 2009.

Current economic conditions and the turmoil in the financial markets could significantly impact the future funded status of the health care and pension plans in which the Company participates. Many factors influence the funded status of the plans including changes in the cost of health care, the return on investments of funds held by the plan, changes to benefits offered under the plan and government regulations. The Company anticipates that both health care and pension benefits will be important topics in future negotiations. If, in the future, the Company and other participating employers are unable to negotiate an acceptable agreement with the union concerning employee benefits, a labor dispute could result or the negotiations could result in a new agreement requiring higher contribution rates. In addition, if any of the participating employers in the plan withdraws from the plan due to insolvency and is not able to contribute an amount sufficient to cover the underfunded liabilities associated with its participants, the Company may be required to make additional contributions. Each of these scenarios could negatively impact the Company's financial condition and results of operations.

The agreement that the majors reached with the UFCW also provides for hourly wage rates based on job classification and experience that, in some cases, are less than those agreed to by Gelson's. This could affect our ability to compete with grocery retailers whose hourly rates are less than our own. Increases in wages provided under the new contract will negatively impact the Company's profitability unless it is able to offset the increased expense through a combination of sales growth, increased gross margin, management of labor hours, decreased labor turnover and cost savings in other areas. Current economic conditions make it difficult to achieve significant sales growth and increased profit margins.

Another component of labor related expense is the cost of workers' compensation. For claims incurred prior to July 1, 2006, the Company is primarily self-insured through the use of a high deductible policy which provides the Company with stop-loss coverage to limit its exposure on a per claim basis and provides coverage for qualifying costs in excess of per claim limits. Effective July 2006, the Company purchased a one-year fully insured guaranteed cost workers' compensation insurance policy to replace the high deductible program for losses occurring after June 30, 2006. The guaranteed cost program eliminates the Company's risk against claims occurring after June 30, 2006 and has resulted in lower workers' compensation expense compared to the high deductible program. The Company has continued to renew the guaranteed cost policy annually. The Company continues to maintain an accrual for claims incurred prior to July 2006 under the high deductible program. That accrual is based on both undeveloped reported claims and an estimate of claims incurred but not reported. While the Company devotes substantial time and commitment to maintaining a safe work environment, the ultimate cost of workers' compensation is highly dependent upon legal and legislative trends, the inflation rate of health care costs and the Company's ability to manage claims.

In the past, the Company's quarterly results have reflected significant fluctuations in operating income as a result of adjustments recorded to reflect the change in the fair value of stock appreciation rights (SARs) that have been granted to non-employee directors and certain employees. Each SAR entitles the holder to receive cash upon exercise equal to the excess of the fair market value of a share of the Company's Class A Common Stock (Class A), as determined in accordance with the SARs agreement, on the date of exercise over the fair market value of such share on the date granted. Fluctuations in the market price of the Company's Class A from the end of the previous fiscal year impact the recognition or reversal of SARs compensation expense in the year being reported upon. Since the Company cannot predict future fluctuations in the market price of its stock, it also cannot forecast future SARs compensation expense adjustments and the extent to which operating income will be impacted.

Results of Operations

2008 Compared to 2007

Net income in 2008 decreased 15.5% to $24,667,000 compared to $29,207,000 during 2007. Operating income decreased 10.8% to $40,319,000 in 2008 compared to $45,177,000 in 2007.

Sales from the Company's 18 supermarkets (all of which are located in Southern California), including revenue from licensing arrangements, subleases, leases and finance charges, were $479,117,000 in 2008 (a 53-week fiscal year). This represents a decrease of 1.4% from 2007 (a 52-week fiscal year), when sales were $485,939,000. Sales during 2008 were negatively impacted by economic conditions, increased competition in our trade area and increased fuel and food prices. The extra week in 2008 compared to the prior year somewhat offset the decrease in sales.

The Company's gross profit as a percent of sales was 38.5% in 2008 compared to 38.7% in 2007. In calculating gross profit, the Company deducts product costs, net of discounts and allowances, and inbound freight charges, as well as warehouse, transportation, purchasing, advertising and occupancy costs in cost of sales. Gross profit as a percent of sales for the Company may not be comparable to those of other companies in the grocery industry since there may be differences in recording certain costs as cost of sales or as SG&A expense.

SG&A expense as a percent of sales was 30.1% in 2008 compared to 29.4% in 2007. The increase in SG&A expense as a percent of sales is primarily due to an increase in UFCW hourly wage rates effective early March 2008 in accordance with the current collective bargaining agreement. To a lesser extent, SG&A expense was also impacted by hourly wage rate increases under collective bargaining agreements with unions other than the UFCW. These increases were partially offset by lower SARs compensation expense in 2008 compared to the prior year. During 2008, the Company recognized $1,823,000 of SARs compensation expense compared to $2,908,000 in 2007.

The Company contributes to several multi-employer union pension and health care plans. Pension and health care payments are determined based on straight-time hours worked and the contribution rate as stipulated in the Company's various collective bargaining agreements. The Company recognized union pension expense of $5,065,000 in 2008 compared to $5,332,000 in 2007.

Union health care expense was $9,258,000 in 2008 compared to $9,788,000 in 2007. Costs decreased due to a reduction in the average hourly contribution rate effective March 2007 as discussed above and in the number of hours eligible for contributions.

The Company is primarily self-insured for losses related to general and auto liability claims as well as for workers' compensation in some prior years. The Company has stop-loss insurance coverage to limit its exposure on a per claim basis and is insured for covered costs in excess of per claim limits. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred is dependent on future developments, in management's opinion, recorded reserves for general and auto liability claims and workers' compensation are adequate to cover the future payment of claims.

In addition to high deductible coverage for workers' compensation and general and auto liability claims, the Company also carries property, business interruption, fiduciary, directors and officers, crime, earthquake, special event and employment practices liability insurance. Management believes, based on recent and past experience, that current insurance coverage meets the reasonable requirements of the Company.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. (SFAS) 123(R) (revised 2004), "Share-Based Payment," which requires the measurement and recognition of compensation expense based on the fair value of SARs. SFAS 123(R) requires the Company to remeasure the fair value of SARs each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in fair value and vesting. During 2008, the Company recognized $1,823,000 of SARs compensation expense due to an increase in the fair value of SARs at the time of exercise and the additional vesting of SARs. During 2007, the Company recognized $2,908,000 of SARs compensation expense. Compensation expense is recorded under SG&A expense on the Consolidated Statements of Operations and Comprehensive Income. As of January 3, 2009, assuming no change in the SARs fair value, there was approximately $2,886,000 of total unrecognized compensation cost related to outstanding SARs which is expected to be recognized over a weighted average period of 4.7 years. The total intrinsic value of SARs exercised during 2008 and 2007 was approximately $3,443,000 and $5,643,000, respectively. Intrinsic value represents the amount by which the fair value of SARs on the date of exercise exceeds the grant price.

During 2008, the Company procured approximately 16% of its product through Unified Western Grocers, Inc. (Unified), a grocery wholesale cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of January 3, 2009, the Company had approximately $1,676,000 on deposit with Unified, in addition to approximately $625,000 related to ownership of equity shares in Unified. In 2008 and 2007, the Company recorded approximately $251,000 and $253,000, respectively, in patronage dividend income received in the form of cash and Unified equity shares as a reduction of cost of sales.

Interest and dividend income was $2,460,000 in 2008 compared to $3,340,000 for 2007 primarily due to lower interest rates in 2008 partially offset by increased average cash levels. Due to the special cash dividend paid on December 8, 2008 totaling approximately $79,000,000, the Company anticipates a significant decrease in investment income in fiscal 2009.

SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that unrealized holding gains and losses from available-for-sale securities be included as a component of stockholders' equity. Unrealized gains on investments were $188,000 (net of income tax expense of $129,000) in 2008 compared to unrealized gains of $153,000 (net of income tax expense of $106,000) in 2007.

2007 Compared to 2006

Net income in 2007 increased 25.8% to $29,207,000 compared to $23,224,000 during 2006. Operating income increased 23.2% to $45,177,000 in 2007 compared to $36,680,000 in 2006.

Sales from the Company's 18 supermarkets (all of which are located in Southern California), including revenue from licensing arrangements, subleases, leases and finance charges, were $485,939,000 in 2007. This represents an increase of .7% from 2006, when sales were $482,737,000. The Company experienced sales growth due to product pricing decisions (primarily due to product cost increases) partially offset by a decrease in customer count. Sales during 2007 were influenced by increased competition in our trade area from new competitors entering our market. In addition, the merger trend amongst our competitors resulted in larger companies that possess stronger market recognition.

The Company's gross profit as a percent of sales was 38.7% in 2007 compared to 38.6% in 2006. In calculating gross profit, the Company deducts product costs, net of discounts and allowances, and inbound freight charges, as well as warehouse, transportation, purchasing, advertising and occupancy costs in cost of sales. Gross profit as a percent of sales for the Company may not be comparable to those of other companies in the grocery industry since there may be differences in recording certain costs as cost of sales or as SG&A expense.

SG&A expense as a percent of sales was 29.4% in 2007 compared to 31.0% in 2006. The Company's provision for all union pension and health care plans decreased 31.4% to $15,120,000 in 2007 compared to $22,032,000 in 2006 due to a reduction in the average hourly contribution rates for pension and health care as discussed above as well as a slight decrease in the number of hours eligible for contributions. Workers' compensation expense also decreased 39.5% to $2,992,000 in 2007 compared to $4,945,000 in 2006 as discussed above. Finally, lower SARs compensation expense in 2007 compared to the prior year also contributed to the decrease in SG&A expense as a percent of sales. During 2007, the Company recognized $2,908,000 of SARs compensation expense compared to $3,671,000 in 2006. The decrease in SG&A expense was partially offset by an increase in labor costs as a result of the new contract with the UFCW as discussed above.

The Company contributes to several multi-employer union pension and health care plans. Pension and health care payments are determined based on straight-time hours worked and the contribution rate as stipulated in the Company's various collective bargaining agreements. The Company recognized union pension expense of $5,332,000 in 2007 compared to $6,801,000 in 2006. Union health care expense was $9,788,000 in 2007 compared to $15,231,000 in 2006. Costs decreased due to a reduction in the average hourly contribution rate as discussed above and in the number of hours eligible for contributions.

For a discussion of workers' compensation, general and auto liability and other types of insurance coverage, see the discussion under the heading "2008 Compared to 2007" presented above.

Stock-based compensation under the SARs program was previously subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," an interpretation of Accounting

Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees." Under FIN 28, compensation expense was recognized as the SARs vested using the graded-vesting method. In addition, changes in the market price of the Company's Class A impacted the recognition of SARs expense.

Effective January 1, 2006, the Company adopted SFAS 123(R) (revised 2004), "Share-Based Payment," which requires the measurement and recognition of compensation expense based on the fair value of SARs. The Company adopted SFAS 123(R) using the modified prospective transition method, and therefore prior period results were not restated. As of January 1, 2006, the cumulative effect of adopting SFAS 123(R) resulted in the recognition of $288,000 in compensation expense as well as additional expense of $3,383,000 related to an increase in the fair value of SARs since the end of fiscal 2005 and the additional vesting of SARs. Compensation expense is recorded under SG&A expense on the Consolidated Statements of Operations and Comprehensive Income.

SFAS 123(R) requires the Company to remeasure the fair value of SARs each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in fair value and vesting. During 2007, the Company recorded $2,908,000 of compensation expense related to the increase in the fair value of SARs and additional vesting during the period. As of December 29, 2007, assuming no change in the SARs fair value, there was approximately $4,541,000 of total unrecognized compensation cost related to SARs which is expected to be recognized over a weighted average period of 4.6 years. The total intrinsic value of SARs exercised during 2007 and 2006 was approximately $5,643,000 and $1,305,000, respectively. Intrinsic value represents the amount by which the fair value of SARs on the date of exercise exceeds the grant price.

During 2007, the Company procured approximately 17% of its product through Unified, a grocery wholesale cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of December 29, 2007, the Company had approximately $1,659,000 on deposit with Unified, in addition to approximately $503,000 related to ownership of equity shares in Unified. In 2007 and 2006, the Company recorded approximately $253,000 and $323,000, respectively, in patronage dividend income received in the form of cash and Unified equity shares as a reduction of cost of sales.

Interest and dividend income was $3,340,000 in 2007 compared to $2,560,000 for 2006 primarily due to increased cash levels and higher interest rates in 2007.

SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that unrealized holding gains and losses from available-for-sale securities be included as a component of stockholders' equity. Unrealized gains on investments were $153,000 (net of income tax expense of $106,000) in 2007 compared to unrealized losses of $39,000 (net of income tax benefit of $28,000) in 2006.

Liquidity and Capital Resources

The Company's current cash position, including investments and net cash provided by operating activities, are the primary sources of funds available to meet the Company's capital expenditure and liquidity requirements. The Company's cash position, including investments, at January 3, 2009 was $19,144,000. The Company's cash position was reduced by approximately $79,027,000 on December 8, 2008 when the Company paid a special cash dividend of twenty-five dollars ($25) per share on the Company's Class A. Cash not required for the immediate needs of the Company is temporarily invested in commercial paper and marketable securities. Currently, all temporary investments are highly liquid. The Company is continually investigating opportunities for the use of these funds including new locations and the expansion and remodel of existing stores. The Mayfair store on Franklin Boulevard in Hollywood, California is currently being converted to the Gelson's name and format as part of a major remodel which is expected to be completed by the spring of 2009.

The Company also has two revolving lines of credit totaling $23,000,000 available for standby letters of credit, funding operations and expansion. There were no outstanding borrowings against either of the revolving lines as of January 3, 2009. The Company currently maintains four standby letters of credit aggregating $9,569,000 pursuant to the Company's lease requirements and general and auto liability and workers' compensation self-insurance programs. The standby letters of credit reduce the available borrowings under its revolving lines.

The Company's working capital was $13,847,000 at January 3, 2009 compared to $70,154,000 at December 29, 2007. The decrease is due to the payment of the special cash dividend as discussed above. The Company believes that its current working capital, as well as future cash flow, is sufficient to meet its ongoing needs during fiscal 2009. Net cash provided by operating activities during fiscal 2008 totaled $28,467,000. Cash flows from operating activities resulted primarily from net income plus non-cash expenses and changes in working capital.

Net cash provided by investing activities was $5,288,000 in 2008. Investing activities included the sale of investments of $35,556,000 primarily in anticipation of the special dividend partially offset by the purchase of investments earlier in the year of $25,130,000 and capital expenditures of $5,159,000. Net cash used in financing activities consisted solely of dividends, both regular and special, paid during 2008 totaling $82,188,000.

The Company's current ratio was 1.41 at January 3, 2009 compared to 2.63 at December 29, 2007. The Company's total liabilities to equity ratio increased to .95 at January 3, 2009 from .54 at December 29, 2007. Both of these ratios were significantly impacted by the special dividend discussed above.

The following table sets forth the Company's contractual cash obligations and commercial commitments as of January 3, 2009:

Contractual Cash Obligations

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
7% Subordinated Income Debentures Due September 2014 Including Interest	$ 1,744	$ 86	$ 172	$ 172	$ 1,314
Operating Leases	130,994	10,828	20,336	18,935	80,895
Total Contractual Cash Obligations (1)	$132,738	$ 10,914	$ 20,508	$ 19,107	$ 82,209

Other Commercial Commitments

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Standby Letters of Credit (2)	$ 9,569	$ 9,569			

(1) Other Contractual Cash Obligations

The Company had the following other contractual cash obligations at January 3, 2009. The Company is unable to include these liabilities in the tabular disclosure of contractual cash obligations as the exact timing and amount of payments is unknown.

Self-Insurance Reserves

The Company is primarily self-insured for losses related to general and auto liability claims and for all open years prior to July 1, 2006 for workers' compensation. The Company maintains stop-loss insurance coverage to limit its loss exposure on a per claim basis. Effective July 1, 2006, the Company purchased a fully insured guaranteed cost workers' compensation insurance policy for losses occurring after June 30, 2006. This policy replaced the high deductible program for workers' compensation. Liabilities associated with the risks that are retained by the Company under the high deductible programs are estimated, in part, by considering historical claims experience and regression analysis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred is dependent on future developments, in management's opinion recorded reserves are adequate to cover the future payment of claims. The Company's liability reserve for unpaid and incurred but not reported claims at January 3, 2009 was approximately $4,564,000.

Employment Agreement

The Company has an employment agreement (Employment Agreement) with a key executive officer that provides for annual retirement compensation for the remainder of his lifetime equal to 25% of his average base salary and bonus earned in the last three fiscal years prior to his retirement. The Company had accrued $2,122,000 under the terms of the employment agreement as of January 3, 2009.

Property, Plant and Equipment Purchases

As of January 3, 2009, management had authorized expenditures on incomplete projects for the purchase of property, plant and equipment which totaled approximately $1,823,000. The Company has an ongoing program to remodel existing supermarkets and to add new stores. During 2008, total capital expenditures were $5,159,000.

(2) Standby Letters of Credit

All of the Company's letters of credit renew automatically each year unless the issuer notifies the Company otherwise. The amount of each letter of credit held pursuant to the Company's workers' compensation and general and auto liability insurance programs will be adjusted annually based upon the outstanding claim reserves as of the renewal date. Each letter of credit obligation related to insurance will cease when all claims for the particular policy year are closed or the Company negotiates a release.

In April 2003, the Company announced a stock repurchase program, authorized by the Board of Directors, to purchase from time to time up to 100,000 shares of its Class A in the open market or in private transactions. The timing, volume and price of purchases are at the discretion of the management of the Company. In February 2006, the Company's Board of Directors authorized the purchase of up to an additional 150,000 shares of Class A. During 2006, the Company purchased 217,904 shares of Class A in unsolicited private transactions with unrelated parties for an aggregate purchase price of approximately $19,999,000. The remaining number of shares authorized for purchase as of January 3, 2009 was 22,904.

During 2008 and 2007, the Company paid regular quarterly dividends of 25 cents per share of Class A for a total of approximately $3,161,000 in each year. In addition, the Company paid a special cash dividend of twenty-five dollars ($25) per share on its outstanding Class A totaling approximately $79,027,000 on December 8, 2008 to stockholders of record at the close of business on November 20, 2008.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions about future events that may affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management has established accounting policies that they believe are appropriate in order to reflect the accurate reporting of the Company's operating results, financial position and cash flows. The Company applies these accounting policies in a consistent manner. Management bases their estimates on historical experience, current and expected economic conditions and various other factors that management believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Future events and their effects cannot be determined with absolute certainty, and therefore actual results may differ from estimates.

Management believes that the following accounting policies are the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Inventories

Supermarket nonperishable inventories are recorded using the retail method and are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method. Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) basis or market.

Inventory reserves are maintained for dry goods at historical run rates that are adjusted annually and trued up at each physical count (three times per year) to ensure adequacy of the reserve. Inventories of perishable items are taken at the end of every month and balances are adjusted accordingly with the offset recorded in cost of sales.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when estimated future cash flows (undiscounted and before interest charges) are less than carrying value. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economic and market conditions and the availability of capital. If impairment analysis assumptions change, then an adjustment to the carrying value of the Company's long-lived assets could occur. To the extent that an asset is impaired, the excess of the carrying amount of the asset over its estimated fair value is charged against earnings.

Workers' Compensation and General and Auto Liability Insurance

The Company is primarily self-insured for losses related to general and auto liability claims and for all open years prior to July 1, 2006 for workers' compensation. The Company purchases stop-loss insurance coverage to limit its loss exposure on a per claim basis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion recorded reserves are adequate to cover the future payment of claims. The Company purchased a fully insured guaranteed cost workers' compensation insurance policy for losses occurring after June 30, 2006. This policy replaced the high deductible program for workers' compensation.

Cost of Sales

Cost of sales reflects the direct costs involved in bringing the Company's product to market including product costs, net of discounts and allowances, and inbound freight charges, as well as warehouse, transportation, purchasing, advertising and occupancy costs. Warehouse and transportation costs include receiving costs, internal transfer costs, labor, building rent, utilities, depreciation, repairs and maintenance and fuel for the Company's distribution center and distribution system. Purchasing costs include both labor and administrative expense associated with the purchase of the

Company's products. Advertising costs, net of vendor reimbursements, are expensed as incurred and include the cost of the Gelson's newsletter, newspaper ads and other print advertising. Occupancy costs consist of rent, common area charges (where applicable), depreciation and utilities related to Gelson's operations.

Vendor Allowances

The Company receives a variety of allowances from its vendors whose products are sold in Gelson's stores. Typically, the vendors are paying the Company to promote their products. The promotion may be a temporary price reduction, a feature in a print advertisement or newsletter, or placement of the vendor's product in a preferred location in a store. The promotions are typically two to three weeks long and are recognized when the commitment has been fulfilled. Vendor allowances are recorded as a reduction of cost of sales.

Occasionally, the Company receives rebate allowances in the form of upfront lump-sum payments from vendors. Under the terms of these long-term agreements (which typically extend for several months or years), the Company earns the rebates as it purchases product from the vendor. The upfront payments are recorded as a liability when they are received and are recorded as a reduction of inventory cost as the product is purchased. In the event that the Company does not purchase the minimum amount of product specified in the agreement, the upfront payments must be returned on a pro rata basis to the vendor. If the contract does not specify that the rebate is earned as product is purchased, then the upfront payments are recorded as a liability when received and recognized as a reduction of cost of sales on a pro rata basis as the product is sold.

Stock Appreciation Rights

Stock-based compensation under the SARs program was previously subject to variable accounting in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," an interpretation of APB 25, "Accounting for Stock Issued to Employees." Under FIN 28, compensation expense was recognized as the SARs vested using the graded-vesting method. In addition, changes in the market price of the Company's Class A impacted the recognition of SARs expense.

Effective January 1, 2006, the Company adopted SFAS 123(R) (revised 2004), "Share-Based Payment," which requires the measurement and recognition of compensation expense based on the fair value of SARs. The Company adopted SFAS 123(R) using the modified prospective transition method and, therefore, prior period results were not restated. SFAS 123(R) requires the Company to remeasure the fair value of SARs each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in fair value and vesting.

Recent Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The adoption of SFAS 157 in the first quarter of 2008 did not have any impact on the Company's consolidated financial statements. In February 2008, the FASB issued FASB Staff Position No. (FSP) FAS 157-2, "Effective Date of FASB Statement No. 157," which is effective for specified fair value measures of nonfinancial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2008. FSP FAS 157-2 is effective for the Company's first quarter of 2009. The Company is currently evaluating the impact, if any, that the implementation of these provisions may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115." SFAS 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected will be recognized into net earnings at each subsequent reporting date. Upon adoption of SFAS 159 in the first quarter of 2008, the Company did not elect the fair value option and, accordingly, its adoption did not have any effect on the Company's consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)	January 3, 2009	December 29, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 10,486	$ 58,919
Investments	8,658	19,933
Accounts receivable, net of allowance for doubtful accounts of $297 and $172 as of January 3, 2009 and December 29, 2007, respectively	5,271	5,967
Inventories, net	17,846	21,558
Deferred income taxes	2,586	3,916
Other current assets	3,137	2,856
Total current assets	47,984	113,149
Property, plant and equipment, net	43,792	44,853
Deferred income taxes	4,728	5,450
Other assets	3,306	3,237
Total assets	$ 99,810	$ 166,689
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, trade	$ 15,092	$ 20,367
Federal and state income taxes payable	195	803
Other current liabilities	18,850	21,825
Total current liabilities	34,137	42,995
Long-term debt	1,228	1,228
Deferred rent	6,298	6,144
Other liabilities	6,987	7,829
Total liabilities	48,650	58,196
Commitments and contingent liabilities (Notes 14 and 16)		
Stockholders' equity:		
Common Stock, Class A, $.25 par value; authorized 10,000,000 shares; 3,161,098 shares issued and outstanding as of January 3, 2009 and December 29, 2007, excluding 1,357,200 treasury shares	1,129	1,129
Capital surplus	5,378	5,378
Unrealized gain (loss) on investments, net of tax	9	(179)
Retained earnings	48,397	105,918
	54,913	112,246
Treasury stock, 1,357,200 shares at cost	(3,753)	(3,753)
Total stockholders' equity	51,160	108,493
Total liabilities and stockholders' equity	$ 99,810	$ 166,689

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousands, Except Share and Per Share Data)	*Fifty-Three Weeks Ended January 3, 2009*	*Fifty-Two Weeks Ended December 29, 2007*	*Fifty-Two Weeks Ended December 30, 2006*
Sales	$ 479,117	$ 485,939	$ 482,737
Cost of sales	294,617	297,948	296,401
Gross profit	184,500	187,991	186,336
Selling, general and administrative expense	144,181	142,814	149,656
Operating income	40,319	45,177	36,680
Interest and dividend income	2,460	3,340	2,560
Other income (expense), net	(907)	64	2
Interest expense	(365)	(97)	(123)
Income before income taxes	41,507	48,484	39,119
Income tax provision	16,840	19,277	15,895
Net income	$ 24,667	$ 29,207	$ 23,224
Other comprehensive gain (loss), net of tax:			
Unrealized gain (loss) from available-for-sale securities:			
Net unrealized holding gain (loss) arising during the period	(428)	153	(38)
Reclassification adjustment for realized (gain) loss included in net income	616		(1)
Net unrealized gain (loss), net of income tax expense (benefit) of $129 for 2008, $106 for 2007 and ($28) for 2006	188	153	(39)
Comprehensive income	$ 24,855	$ 29,360	$ 23,185
Net income per common share:			
Basic and diluted	$ 7.80	$ 9.24	$ 7.16
Weighted average common shares outstanding:			
Basic and diluted	3,161,098	3,161,098	3,241,805

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In Thousands, Except Share Data)	*Common Stock Class A*		*Capital Surplus*	*Unrealized Gain (Loss) on Investments*	*Retained Earnings*	*Treasury Stock*		*Total Stockholders' Equity*
	Shares	*Amount*				*Shares*	*Amount*	
Balance, December 31, 2005	4,736,202	$1,184	$5,638	$ (293)	$ 79,544	1,357,200	$(3,753)	$ 82,320
Purchase and retirement of common stock	(217,904)	(55)	(260)		(19,684)			(19,999)
Net unrealized loss				(39)				(39)
Dividends declared					(3,212)			(3,212)
Net income					23,224			23,224
Balance, December 30, 2006	4,518,298	1,129	5,378	(332)	79,872	1,357,200	(3,753)	82,294
Net unrealized gain				153				153
Dividends declared					(3,161)			(3,161)
Net income					29,207			29,207
Balance, December 29, 2007	4,518,298	1,129	5,378	(179)	105,918	1,357,200	(3,753)	108,493
Net unrealized gain				188				188
Dividends declared					(82,188)			(82,188)
Net income					24,667			24,667
Balance, January 3, 2009	4,518,298	$1,129	$5,378	$ 9	$ 48,397	1,357,200	$(3,753)	$ 51,160

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)	*Fifty-Three Weeks Ended January 3, 2009*	*Fifty-Two Weeks Ended December 29, 2007*	*Fifty-Two Weeks Ended December 30, 2006*
Cash flows from operating activities:			
Cash received from customers	$ 479,578	$ 485,819	$ 482,645
Cash paid to suppliers and employees	(437,970)	(438,044)	(440,735)
Interest and dividends received	2,513	3,186	2,580
Interest paid	(109)	(99)	(125)
Income taxes paid	(15,545)	(20,660)	(17,645)
Net cash provided by operating activities	28,467	30,202	26,720
Cash flows from investing activities:			
Capital expenditures	(5,159)	(3,824)	(4,868)
Purchases of investments	(25,130)	(945)	(827)
Sales of investments	35,556	2	2,751
Proceeds from the sale of property, plant and equipment	21	28	215
Net cash provided by (used in) investing activities	5,288	(4,739)	(2,729)
Cash flows from financing activities:			
Purchase and retirement of Company stock			(19,999)
Principal payments under capital lease obligations		(225)	(221)
Cash dividends paid	(82,188)	(3,161)	(3,267)
Net cash used in financing activities	(82,188)	(3,386)	(23,487)
Net increase (decrease) in cash and cash equivalents	(48,433)	22,077	504
Cash and cash equivalents at beginning of year	58,919	36,842	36,338
Cash and cash equivalents at end of year	$ 10,486	$ 58,919	$ 36,842

The accompanying notes are an integral part of these consolidated financial statements.

	Fifty-Three Weeks Ended January 3, 2009	Fifty-Two Weeks Ended December 29, 2007	Fifty-Two Weeks Ended December 30, 2006
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net income	$ 24,667	$ 29,207	$ 23,224
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,110	6,685	7,097
Provision for losses on accounts receivable	169	45	14
Deferred income taxes	1,923	798	(1,044)
Net (gain) loss from the disposal of property, plant and equipment	89	30	(191)
Realized (gain) loss on investments, net	907	(64)	(2)
Amortization of premium (discount) on investments	259		(6)
Stock appreciation rights compensation expense	1,823	2,908	3,671
Changes in assets and liabilities net of effects from noncash investing and financing activities:			
(Increase) decrease in assets:			
Accounts and notes receivable	527	(263)	(49)
Inventories	3,712	(1,677)	(735)
Other current assets	(281)	28	(316)
Other assets	(69)	299	(148)
Increase (decrease) in liabilities:			
Accounts payable, trade and other current liabilities	(9,148)	(4,621)	(2,859)
Federal and state income taxes payable	(608)	(2,411)	(705)
Deferred rent	154	74	274
Other liabilities	(1,767)	(836)	(1,505)
Net cash provided by operating activities	$ 28,467	$ 30,202	$ 26,720

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation and Business Description

The consolidated financial statements of Arden Group, Inc. (Company or Arden) include the accounts of the Company and its direct and indirect subsidiaries. Arden is a holding company which conducts operations through its wholly-owned subsidiary, Arden-Mayfair, Inc. (Arden-Mayfair) and Arden-Mayfair's wholly-owned subsidiary, Gelson's Markets (Gelson's) which operates 18 supermarkets in Southern California. The Company and Arden-Mayfair also own certain real estate properties through a wholly-owned subsidiary, Mayfair Realty, Inc. All intercompany accounts and transactions are eliminated in consolidation.

Fiscal Year

The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the consolidated financial statements included herein ended on January 3, 2009 (fiscal 2008 - 53 weeks), December 29, 2007 (fiscal 2007 - 52 weeks) and December 30, 2006 (fiscal 2006 - 52 weeks).

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period financial statement presentation.

Cash and Cash Equivalents

The Consolidated Statements of Cash Flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity at date of purchase of three months or less) according to operating, investing or financing activities. The Company places its temporary cash investments with what it believes to be high credit, quality financial institutions.

Investments

The Company invests in marketable securities including mutual funds and debt and equity securities. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. The Company reviews its investment portfolio on a quarterly basis to determine if market declines below book value may be other-than-temporary. Any decline that is determined to be other-than-temporary is recorded as a loss on the Consolidated Statements of Operations and Comprehensive Income in accordance with Emerging Issues Task Force (EITF) No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Issues." All marketable securities are defined as available-for-sale investments under the provisions of Statement of Financial Accounting Standards No. (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." As of January 3, 2009, the market value of the Company's investments exceeded the investments' book value.

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale. Investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined based on the Specific Identification method.

Accounts Receivable

The Company monitors vendor receivables and extensions of credit on an ongoing basis and has not experienced significant losses related to its receivables. At January 3, 2009, the Company believes that it did not have significant credit risk concentrations. No customer or vendor represented greater than 3% of total accounts receivable.

Inventories

Supermarket nonperishable inventories are recorded using the retail method and are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method. Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) basis or market.

Inventory reserves are maintained for dry goods at historical run rates that are adjusted annually and trued up at each physical count (three times per year) to ensure adequacy of the reserve.

Inventories of perishable items are taken at the end of every month and balances are adjusted accordingly with the offset recorded in cost of sales.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of individual assets or classes of assets as follows:

Buildings and improvements	5 to 20 years
Store fixtures and office equipment	3 to 8 years
Transportation equipment	3 to 5 years
Machinery and equipment	3 to 8 years

Leasehold interests and improvements to leased properties are amortized over their estimated useful lives or lease period, whichever is shorter.

Leased property meeting certain capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the initial lease term.

Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in selling, general and administrative (SG&A) expense on the Consolidated Statements of Operations and Comprehensive Income.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when estimated future cash flows (undiscounted and before interest charges) are less than carrying value. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economic and market conditions and the availability of capital. If impairment analysis assumptions change, then an adjustment to the carrying value of the Company's long-lived assets could occur. To the extent that an asset is impaired, the excess of the carrying amount of the asset over its estimated fair value is charged against earnings. No impairments were recorded in 2008, 2007 or 2006.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term maturity of these instruments. The fair value of the Company's long-term debt closely approximates its carrying value. The Company uses quoted market prices, when available, or discounted cash flows to calculate these fair values.

Workers' Compensation and General and Auto Liability Costs

In June 2003, the Company terminated its guaranteed cost workers' compensation policy and purchased a high deductible workers' compensation policy. Accordingly, the Company was primarily self-insured for losses related to workers' compensation for claims incurred prior to July 1, 2006, as well as general and auto liability claims. The Company maintained stop-loss coverage to limit its loss exposure on a per claim basis and was insured for covered costs in excess of per claim limits. Effective July 1, 2006, the Company purchased a one-year fully insured guaranteed cost workers' compensation insurance policy at a favorable rate to replace the high deductible program. Since then, the Company has continued to renew the workers' compensation guaranteed cost policy annually. The Company continues to maintain an accrual for claims incurred prior to July 2006 under the high deductible program which is based on both reported claims and an estimate of claims incurred but not reported. The Company's workers' compensation and general and auto liability reserves for unpaid and incurred but not reported claims at January 3, 2009 and December 29, 2007 were approximately $4,564,000 and $7,107,000, respectively. While the ultimate amount of claims incurred are dependent on future developments, the recorded reserves reflect management's best estimate of claims to be incurred.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's charge card users. Valuation reserves are adjusted periodically based on historical recovery rates. The Company records income from licensing arrangements, subleases, leases and finance charges as they are earned. Income from all licensing arrangements, rental income and finance charges represents less than 1% of sales for all periods presented and, therefore, is not disclosed separately on the Consolidated Statements of Operations and Comprehensive Income.

Cost of Sales

Cost of sales includes product costs, net of discounts and allowances, and inbound freight charges, as well as warehouse, transportation, purchasing, advertising and occupancy costs. Warehouse and transportation costs include receiving costs, internal transfer costs, labor, building rent, utilities, depreciation, repairs and maintenance and fuel for the Company's distribution center and distribution system. Purchasing costs include both labor and administrative expense associated with the purchase of the Company's products. Advertising costs, net of vendor reimbursements, are expensed as incurred and include the cost of the Gelson's newsletter, newspaper ads and other print advertising. Occupancy costs consist of rent, common area charges (where applicable), depreciation and utilities related to Gelson's operations. The following table summarizes warehouse, transportation, purchasing, net advertising and occupancy costs for 2008, 2007 and 2006.

(In Thousands)	*2008*	*2007*	*2006*
Warehouse and transportation	$ 7,046	$ 7,117	$ 6,882
Purchasing	3,008	2,964	2,835
Advertising	1,049	1,017	1,148
Occupancy	23,624	23,436	23,394
	$34,727	$34,534	$34,259

Fair Value Measurements

On the first day of fiscal 2008, the Company adopted SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. SFAS 157 defines fair value as the amount that would be received upon sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which prioritizes the types of inputs to valuation techniques that companies may use to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1). The next highest priority is given to inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2). The lowest priority is given to unobservable inputs in which there is little or no market data available and which require the reporting entity to develop its own assumptions (Level 3). The fair value of the Company's financial assets and liabilities measured on a recurring basis includes investments which appear under Assets on the Consolidated Balance Sheets. The following table sets forth the fair value of investments as of January 3, 2009 including the input level used to determine fair value at the measurement date.

(In Thousands)	*Level 1*	*Level 2*	*Level 3*	*Total*
Investments	$ 5,077	$ 3,581	$ 0	$ 8,658

Vendor Allowances

The Company receives a variety of allowances from its vendors whose products are sold in Gelson's stores. Typically, the vendors are paying the Company to promote their products. The promotion may be a temporary price reduction, a feature in a print advertisement or newsletter, or placement of the vendor's product in a preferred location in a store. The promotions are typically two to three weeks long and are recognized when the commitment has been fulfilled. Vendor allowances are recorded as a reduction of cost of sales.

Occasionally, the Company receives rebate allowances in the form of upfront lump-sum payments from vendors. Under the terms of these long-term agreements (which typically extend for several months or years), the Company earns the rebates as it purchases product from the vendor. The upfront payments are recorded as a liability when they are received and are recorded as a reduction of inventory cost as the product is purchased. In the event that the Company does not purchase the minimum amount of product specified in the agreement, the upfront payments must be returned on a pro rata basis to the vendor. If the contract does not specify that the rebate is earned as product is purchased, then the upfront payments are recorded as a liability when received and recognized as a reduction of cost of sales on a pro rata basis as the product is sold.

Stock Appreciation Rights

The Company has outstanding stock appreciation rights (SARs) that have been granted to non-employee directors and certain employees. Each SAR entitles the holder to receive cash upon exercise equal to the excess of the fair market value of a share of the Company's Class A Common Stock (Class A), as determined in accordance with the SARs agreement, on the date of exercise over the fair market value of such share on the date granted. SARs granted prior to December 2007 vest 25% each year beginning at the end of the first year and expire five years from the date of grant. SARs granted in December 2007 vest 25% each year beginning at the end of the third year and expire seven years from the date of grant. No SARs were granted in 2008.

Stock-based compensation under the SARs program was previously subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," an interpretation of Accounting Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees." Under FIN 28, compensation expense was recognized as the SARs vested using the graded-vesting method as specified by FIN 28. In addition, changes in the market price of the Company's Class A impacted the recognition of SARs expense.

Effective January 1, 2006, the Company adopted SFAS 123(R) (revised 2004), "Share-Based Payment," which requires the measurement and recognition of compensation expense based on the fair value of SARs. The Company adopted SFAS 123(R) using the modified prospective transition method and, therefore, prior period results were not restated. SFAS 123(R) requires the Company to remeasure the fair value of SARs each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in fair value and vesting.

The fair value of each SAR is estimated on the date of grant and, subsequently, at the end of each reporting period using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various highly subjective assumptions, including expected term and volatility. The Company has reviewed its historical pattern of SARs exercises and has determined that meaningful differences in SARs exercise activity exist between employees and non-employee directors. Consequently, the Company has categorized SARs into two groups for valuation purposes, as well as separate groups based on grant date. Expected volatility was determined based on historical volatility using weekly data. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected SARs life assumed at the date of grant less the time that has elapsed since the grant date. The expected term was calculated based on historical experience. SFAS 123(R) also requires that a forfeiture assumption be applied to awards that are classified as liabilities such as SARs. However, cash-settled SARs are remeasured at fair value at the end of each reporting period and, therefore, the impact of actual forfeitures will be reflected at each remeasurement date.

The assumptions used in the Black-Scholes option-pricing model as of fiscal 2008 year end were as follows:

Dividend yield	.73% - .75%
Expected volatility	39.40% - 40.12%
Risk-free interest rate	1.346% - 1.740%
Expected average term	3.52 - 5.52 years

See Note 10 for further information related to SARs.

Rental Expense and Income

Rental payments on operating leases are recorded over the lease term as they become payable or receivable except for rental payments on leases with scheduled rent increases which are recognized on a straight-line basis over the term of the lease.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is contingent upon the Company's ability to generate future taxable income. See Note 13 for further information.

Common Stock and Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is determined by dividing net income by the weighted average number of common and potential common shares outstanding during the period. There were no potential common shares outstanding during the periods presented and, therefore, basic and diluted net income per common share are the same.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The adoption of SFAS 157 in the first quarter of 2008 did not have any impact on the Company's consolidated financial statements. In February 2008, the FASB issued FASB Staff Position No. (FSP) FAS 157-2, "Effective Date of FASB Statement No. 157," which is effective for specified fair value measures of nonfinancial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2008. FSP FAS 157-2 is effective for the Company's first quarter of 2009. The Company is currently evaluating the impact, if any, that the implementation of these provisions may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115." SFAS 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected will be recognized into net earnings at each subsequent reporting date. Upon adoption of SFAS 159 in the first quarter of 2008, the Company did not elect the fair value option and, accordingly, its adoption did not have any effect on the Company's consolidated financial statements.

2. Investments

Marketable securities are shown on the accompanying Consolidated Balance Sheets at their fair value.

(In Thousands)	*Cost*	*Unrealized Gain (Loss)*	*Fair Value*
As of January 3, 2009:			
Debentures	$ 8,643	$ 15	$ 8,658
As of December 29, 2007:			
Mutual funds	$20,235	$ (302)	$19,933

All debt securities held as of January 3, 2009 have maturities of less than one year. Realized net gains (losses) from the sale of investments was ($907,000), $0 and $1,000 in 2008, 2007 and 2006, respectively. In addition, the Company recognized capital gain income from mutual funds of $0, $64,000 and $1,000 in 2008, 2007 and 2006, respectively. Realized net gain (loss) from the sale of investments and capital gain income are included in other income (expense), net on the Consolidated Statements of Operations and Comprehensive Income.

3. Accounts Receivable, Net

(In Thousands)	*January 3, 2009*	*December 29, 2007*
Accounts receivable, trade	$ 2,883	$ 3,351
Other accounts receivable	2,685	2,788
	5,568	6,139
Less: Allowance for doubtful accounts	(297)	(172)
	$ 5,271	$ 5,967

The provision for doubtful accounts in 2008, 2007 and 2006 was approximately $169,000, $45,000 and $14,000, respectively.

4. Inventories

Inventories valued by the LIFO method totaled $15,031,000 at January 3, 2009 and $17,937,000 at December 29, 2007. Inventory balances would have been $6,025,000 and $5,340,000 higher at the end of 2008 and 2007, respectively, if they had been stated at the lower of FIFO cost or market. The LIFO effect on net income was a decrease of approximately $406,000, $367,000 and $335,000 in 2008, 2007 and 2006, respectively.

5. Significant Supplier

During 2008, the Company procured approximately 16% of its product through Unified Western Grocers, Inc. (Unified), a grocery wholesale cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of January 3, 2009, the Company had approximately $1,676,000 on deposit with Unified in addition to approximately $625,000 related to ownership of equity shares in Unified. The deposit is recorded under other assets on the Consolidated Balance Sheets. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified.

6. Property, Plant and Equipment

(In Thousands)	*January 3, 2009*	*December 29, 2007*
Land	$ 8,633	$ 8,633
Buildings and improvements	9,837	9,693
Store fixtures and office equipment	46,270	44,821
Transportation equipment	4,134	3,920
Machinery and equipment	1,930	1,981
Leasehold improvements	50,875	48,668
Leasehold interests	4,538	4,538
Assets under construction	975	1,137
	127,192	123,391
Accumulated depreciation and amortization	(83,400)	(78,538)
	$ 43,792	$ 44,853

As of January 3, 2009, approximately $54,889,000 of property, plant and equipment (at cost) was fully depreciated and is still being used in operations.

7. Other Current Liabilities

(In Thousands)	*January 3, 2009*	*December 29, 2007*
Employee compensated absences	$ 5,426	$ 5,245
Taxes (excluding income taxes)	3,080	3,154
Employee benefits	2,446	2,589
Payroll	1,355	1,371
Workers' compensation	1,349	1,962
Dividends payable	790	790
Rent	742	738
Stock appreciation rights	108	2,653
Other	3,554	3,323
	$ 18,850	$ 21,825

8. Long-Term Debt

	Current		*Non-Current*	
(In Thousands)	*January 3, 2009*	*December 29, 2007*	*January 3, 2009*	*December 29, 2007*
7% Subordinated Income Debentures due September 1, 2014			$ 1,228	$ 1,228

The Company has revolving lines of credit in the amount of $20,000,000 which expires in August 2010 and $3,000,000 which expires in October 2009. Borrowings bear interest at the bank's prime rate or at the adjusted London Interbank Offer Rate (LIBOR) plus a margin up to 1.2%. At the end of 2008 and 2007, there were no amounts borrowed against either of the revolving lines of credit. The Company currently maintains four standby letters of credit aggregating $9,569,000 in connection with lease and self-insurance requirements. The standby letters of credit reduce the available borrowings under its revolving lines of credit.

Debentures: The indenture relating to the 7% Subordinated Income Debentures (7% Debentures), due September 1, 2014, provides for interest payable semi-annually on March 1 and September 1 to the extent that current annual net income is sufficient therefor, or at the discretion of the Company, out of available retained earnings. All interest due and payable at January 3, 2009 was paid. The 7% Debentures are recorded at face value which approximates its fair value.

9. Capital Stock

Class A Common Stock: The Company is authorized to issue 10,000,000 shares of Class A, par value $.25 per share. At January 3, 2009 and December 29, 2007, the number of shares issued were 4,518,298, including 1,357,200 treasury shares. During 2006, the Company purchased and retired 217,904 shares of its Class A for an aggregate purchase price of approximately $19,999,000 in unsolicited private transactions with unrelated parties. No shares were purchased during 2008 and 2007. In March 2007, the Company announced a stock repurchase program, authorized by the Board of Directors, to purchase from time to time up to 200,000 shares of its Class A in the open market or in private transactions. This was in addition to the 22,904 shares remaining under prior repurchase authorizations. The timing, volume and price of purchases are at the discretion of the management of the Company.

During 2008 and 2007, the Company paid regular quarterly dividends of 25 cents per share of Class A for a total of approximately $3,161,000 in each year. In addition, on December 8, 2008, the Company paid a special cash dividend of twenty-five dollars ($25) per share on its outstanding Class A totaling approximately $79,027,000 to stockholders of record at the close of business on November 20, 2008. On January 20, 2009, the Company paid a regular quarterly cash dividend of 25 cents per share of Class A, aggregating approximately $790,000, to stockholders of record on December 31, 2008.

10. Stock Appreciation Rights

The Company has granted SARs covering shares of the Company's Class A to non-employee directors and certain employees of the Company and its subsidiaries. Each SAR entitles the holder to receive upon exercise thereof the excess of the fair market value of a share of Class A, as determined in accordance with the SARs agreement, on the date of exercise over the fair market value of such share on the date granted. SARs granted prior to December 2007 vest 25% each year beginning at the end of the first year and expire five years from the date of grant. SARs granted in December 2007 vest 25% each year beginning at the end of the third year and expire seven years from the date of grant. SARs transactions during the past three years are summarized below.

	SARs			
	Officers and Employees		*Non-Employee Directors*	
	SARs	*Weighted Average Price*	*SARs*	*Weighted Average Price*
Outstanding as of 12/31/05	67,050	$ 56.72	60,000	$ 56.85
Exercised	21,650	$ 53.19	2,500	$ 28.00
Forfeited	1,750	$ 57.00	10,000	$ 78.43
Outstanding as of 12/30/06	43,650	$ 58.46	47,500	$ 53.83
Granted	72,000	$145.91	45,000	$140.79
Exercised	22,675	$ 54.97	35,000	$ 52.52
Forfeited	3,750	$ 86.22		
Outstanding as of 12/29/07	89,225	$128.75	57,500	$122.69
Granted				
Exercised	17,100	$ 58.40	15,000	$ 68.09
Forfeited				
Outstanding as of 1/3/09	72,125	$145.42	42,500	$141.96
Exercisable as of 1/3/09	500			

The aggregate intrinsic value of fully vested SARs as of January 3, 2009 is approximately $35,000.

The following table summarizes information about the Company's SARs outstanding at January 3, 2009:

	SARs Outstanding			*SARs Exercisable*	
Exercise Price	*Number Outstanding*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercise Price*
SARs – Officers & Employees					
$ 57.00	500	.5 years	$ 57.00	500	$ 57.00
$ 121.03	1,125	3.2 years	$ 121.03		
$ 146.44	70,500	5.9 years	$ 146.44		
	72,125	5.8 years	$ 145.42	500	$ 57.00
SARs – Non-Employee Directors					
$ 121.03	7,500	3.2 years	$ 121.03		
$ 146.44	35,000	5.9 years	$ 146.44		
	42,500	5.4 years	$ 141.96		

SARs compensation expense is recorded under SG&A expense on the Consolidated Statements of Operations and Comprehensive Income. Effective January 1, 2006, the Company adopted SFAS 123(R) (revised 2004), "Share-Based Payment," using the modified prospective transition method and, therefore, prior period results were not restated. As of January 1, 2006, the cumulative effect of adopting SFAS 123(R) resulted in the recognition of $288,000 in compensation expense. SFAS 123(R) requires the Company to remeasure the fair value of SARs each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in fair value and vesting. During 2006, the Company recorded $3,383,000 of compensation expense related to the increase in the fair value of SARs and additional vesting during the period, in addition to the $288,000 recorded as a result of the adoption of SFAS 123(R) as noted above. The Company recognized $1,823,000 and $2,908,000 of SARs compensation expense in 2008 and 2007, respectively.

As of January 3, 2009, assuming no change in the SARs fair value, there was approximately $2,886,000 of total unrecognized compensation cost related to unvested SARs which is expected to be recognized over a weighted average period of 4.7 years. The total intrinsic value of SARs exercised during 2008 was approximately $3,443,000. Intrinsic value represents the amount by which the fair value of SARs exceeds the exercise price.

11. Retirement Plans

The Company contributes to multi-employer union pension plans, administered by various trustees, which may be deemed to be defined benefit plans. Contributions to these plans are based upon negotiated labor contracts. Information relating to accumulated benefits and fund assets as they may be allocable to the participants at January 3, 2009, is not available to the Company. The Company records pension expense for these plans as contributions are earned. The Company's total union pension expense for all plans for 2008, 2007 and 2006 amounted to $5,065,000, $5,332,000 and $6,801,000, respectively.

The Arden Group, Inc. 401(k) Retirement Savings Plan (401(k) Plan) covers all non-union employees of the Company and its subsidiaries who have attained the age of 18 and have completed the applicable service requirement, as well as retirees and employees who have terminated but remain participants in the 401(k) Plan. On the first of the month following the completion of one month of service, the 401(k) Plan provides that, with certain limitations, a qualifying employee may elect to contribute up to 100% of such employee's annual compensation to the 401(k) Plan up to a maximum of $15,500 in 2008 on a tax-deferred basis. In addition, employees over the age of 50 may elect to make catch up contributions up to a maximum of $5,000 in 2008. The Company made discretionary contributions to the 401(k) Plan of $716,000, $929,000 and $919,000 for 2008, 2007 and 2006, respectively.

The Company formerly maintained a noncontributory, trusteed Stock Bonus Plan which qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. Plan assets were invested in the Company's Class A with excess cash invested in certain government-backed securities. Legislation passed as part of the Pension Protection Act of 2006 required employers to allow participants who own employer securities the opportunity to diversify their assets. As a result, the Stock Bonus Plan was merged into the 401(k) Plan effective March 2007.

An employment agreement with a key executive officer provides for annual post-employment compensation equal to 25% of his average base salary and bonus earned in the last three fiscal years prior to the cessation of his employment with the Company. The officer is entitled to monthly payments during his lifetime beginning with the termination of his employment for any reason other than his breach of the employment agreement or termination for cause. The Company has accrued its obligation under the terms of the employment agreement. The Company decreased the accrual during 2008, 2007 and 2006 and recognized income of approximately $45,000, $44,000 and $536,000, respectively. The decrease in the accrual is primarily due to a change in estimate based on the refining of the assumptions and underlying data, including the estimated payout term. This accrual is recorded under other liabilities on the Consolidated Balance Sheets and totaled approximately $2,122,000 as of January 3, 2009.

12. Multi-Employer Union Health Care Plans

The Company contributes to multi-employer union health care plans, administered by various trustees, in accordance with the provisions of various labor contracts. Contributions to these plans are generally based on the number of straight-time hours worked. The Company's expense for these plans totaled $9,258,000, $9,789,000 and $15,231,000 for 2008, 2007 and 2006, respectively. The majority of Gelson's employees are members of the United Food & Commercial Workers International Union (UFCW). The Company contributes to a multi-employer health and welfare trust fund on behalf of its employees who are members of the UFCW. This fund was overfunded during 2007 contract negotiations. Consequently, the employers negotiated a significant reduction in the average hourly contribution rates for health care which was expected to substantially reduce the overfunded status of the fund during the term of the new contract between the UFCW and the employers which expires March 6, 2011. The Company's health and welfare contribution rate was scheduled to increase effective with hours worked during March 2009 and after; however, the Company was recently notified by the Southern California United Food & Commercial Workers Unions and the Food Employers Joint Trust Funds (Trust) that the increase has been suspended for the six-month period beginning March 2009 and ending August 2009. The Trust will review the effective rate again in August 2009. Except as discussed above, there were no employer withdrawals, shortfall contributions, maintenance of benefit clauses or other material changes that affected the comparability of employer and multi-employer contributions from year to year.

13. Income Taxes

The composition of the federal and state income tax provision (benefit) is as follows:

(In Thousands)	*2008*	*2007*	*2006*
Current:			
Federal	$11,550	$14,702	$13,455
State	3,239	3,671	3,513
Total current tax provision	14,789	18,373	16,968
Deferred:			
Federal	1,652	540	(1,009)
State	399	364	(64)
Total deferred tax provision	2,051	904	(1,073)
Total income tax provision	$16,840	$19,277	$15,895

The Company's deferred tax assets (liabilities) were attributable to the following:

(In Thousands)	*January 3, 2009*	*December 29, 2007*
Deferred tax assets:		
Deferred rent	$ 2,566	$ 2,504
Property, plant and equipment	1,582	1,489
Self-insured reserves	1,860	2,895
Accrued expenses	1,749	3,028
State income taxes	1,150	1,382
Accrued vacation	1,134	1,076
Other	771	538
Deferred tax assets	10,812	12,912
Deferred tax liabilities:		
Deferred gain on debenture exchange	(2,372)	(2,533)
Other	(1,126)	(1,013)
Deferred tax liabilities	(3,498)	(3,546)
Deferred income taxes, net	$ 7,314	$ 9,366

Reconciliation of the statutory federal rate and effective rate is as follows:

(In Thousands, Except Percentage Amounts)	*2008*		*2007*		*2006*	
	Amount	*Rate*	*Amount*	*Rate*	*Amount*	*Rate*
Federal tax at statutory rate	$14,527	35.0%	$16,969	35.0%	$13,691	35.0%
State income taxes, net of federal tax benefit	2,385	5.8%	2,786	5.7%	2,248	5.7%
Other	(72)	(.2%)	(478)	(.9%)	(44)	(.1%)
	$16,840	40.6%	$19,277	39.8%	$15,895	40.6%

The Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," on the first day of its 2007 fiscal year. The implementation of FIN 48 did not result in a material adjustment to the Company's liability for unrecognized income tax benefits. As of January 3, 2009 and December 29, 2007, the Company had approximately $6,000 and $23,000, respectively, of unrecognized tax benefits, all of which would impact our effective tax rate if recognized. The Company does not believe that the unrecognized tax benefit will change significantly within the 2009 fiscal year. The following table reconciles the amount recorded for unrecognized tax benefits for the year ended January 3, 2009:

(In Thousands)	
Unrecognized tax benefits – beginning of year	$ 23
Decrease due to lapse of statute of limitations	(17)
Unrecognized tax benefits – end of year	$ 6

The Company recognizes interest and penalties related to uncertain tax positions in interest expense and SG&A expense, respectively, in the Consolidated Statements of Operations and Comprehensive Income. A reversal of interest recognized in prior periods of $2,000 was recorded in 2008. No interest was recognized during 2007. No penalties were recognized during 2008 or 2007. As of January 3, 2009 and December 29, 2007, the Company had approximately $82,000 and $84,000 accrued for interest, respectively, and no accrual for penalties at the end of either period. The interest accrual is net of the applicable federal and state tax savings which would result if the interest were paid out.

The Company files income tax returns in the United States federal jurisdiction and the California state jurisdiction. The Company is no longer subject to federal and state tax examinations for years before 2005 and 2004, respectively.

14. Leases

The principal kinds of property leased by the Company and its subsidiaries are supermarket land and buildings. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, utilities, insurance and property taxes. Most supermarket leases contain contingent rental provisions based on sales volume and have renewal options. The Company's decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof.

All leases and subleases with an initial term greater than one year are accounted for under SFAS 13, "Accounting for Leases." These leases are classified as either capital leases, operating leases or subleases, as appropriate.

Assets Under Capital Leases: Assets under capital leases are capitalized using interest rates appropriate at the inception of each lease. Contingent rentals associated with capital leases in 2008, 2007 and 2006 were $0, $231,000 and $242,000, respectively, and accordingly have been charged to expense as incurred. There were no capital leases outstanding as of January 3, 2009 or December 29, 2007.

Operating Leases and Subleases: In addition to capital leases, the Company is obligated under operating leases, primarily for land and buildings, which expire at various dates through 2027. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at January 3, 2009 are as follows:

(In Thousands)	*Commitments*	*Deduct Sublease Rentals*	*Net Rental Commitments*
2009	$ 10,828	$ 679	$ 10,149
2010	10,507	684	9,823
2011	9,829	709	9,120
2012	9,669	544	9,125
2013	9,266	78	9,188
Thereafter	80,895	23	80,872
	$130,994	$ 2,717	$128,277

Rent expense under operating leases was as follows:

(In Thousands)	*2008*	*2007*	*2006*
Minimum rent	$ 11,324	$ 10,900	$ 10,600
Contingent rent	1,356	1,122	907
	12,680	12,022	11,507
Sublease rentals	(2,110)	(1,963)	(1,824)
	$ 10,570	$ 10,059	$ 9,683

15. Related Party Transactions

A director of the Company is a partner of a law firm which performs legal services for the Company.

16. Commitments and Contingent Liabilities

The Company has an employment agreement with a key executive officer and shareholder which currently expires on January 1, 2011. In addition to a base salary, the agreement provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. Total salary and bonus expensed in 2008, 2007 and 2006 was approximately $2,154,000, $2,385,000 and $2,034,000, respectively. The unpaid bonus at year end is recorded under accounts payable, trade on the Consolidated Balance Sheets. The officer is entitled to monthly payments during his lifetime beginning with the termination of his employment for any reason other than his breach of the employment agreement or termination for cause. The Company has accrued its obligation under the terms of the employment agreement as discussed in Note 11.

The Company is primarily self-insured for losses related to general and auto liability claims and, for events occurring prior to July 1, 2006, for workers' compensation as well. The Company purchased a fully insured guaranteed cost workers' compensation insurance policy for losses occurring after June 30, 2006. This policy replaced the high deductible program for workers' compensation and is currently effective through June 30, 2009. For claims prior to July 1, 2006, the Company maintains stop-loss coverage to limit its loss exposure on a per claim basis. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience and regression analysis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, the reserve represents the Company's best estimate of future payments related to claims. The Company's liability reserve for unpaid claims and incurred but not reported claims at January 3, 2009 and December 29, 2007 was approximately $4,564,000 and $7,107,000, respectively, and is recorded under other current liabilities and other liabilities on the Consolidated Balance Sheets.

As of January 3, 2009, management had authorized expenditures on incomplete projects for the construction and purchase of property, plant and equipment which totaled approximately $1,823,000.

The Company and its subsidiaries are subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any violations; however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company or its subsidiaries are defendants in a number of cases currently in litigation, being vigorously defended, in which the complainants seek monetary damages. As of March 13, 2009, no estimate of potential liability, if any, is possible. Based upon current information, management, after consultation with legal counsel defending the Company's interests in the cases, believes the ultimate disposition thereof will not have a material effect upon either the Company's consolidated financial position, results of operations or cash flows.

17. Selected Quarterly Financial Data (Unaudited)

(In Thousands, Except Per Share Data)

Quarter	*Sales*	*Gross Profit*	*Net Income*	*Basic and Diluted Net Income Per Share(1)*
2007				
First	$ 120,430	$ 47,188	$ 6,466	$ 2.05
Second	119,823	46,514	6,501	2.05
Third	119,433	46,700	8,884	2.81
Fourth	126,253	47,589	7,356	2.33
2008				
First	$ 118,816	$ 45,547	$ 6,529	$ 2.07
Second	116,616	44,925	6,614	2.09
Third	114,156	43,457	4,114	1.30
Fourth	129,529	50,571	7,410	2.34

(1) Earnings per share is calculated using the weighted average outstanding shares for the quarter. The fourth quarter of 2008 was a 14-week quarter compared to 13 weeks in the fourth quarter of 2007.

Stock Performance Chart

The following graph compares the cumulative stockholder return on the Company's Class A with the cumulative total return of the S&P 500 Index and the S&P Food Retail Index for the five-year period ending December 31, 2008. The graph assumes that $100 was invested on December 31, 2003, in the Class A and in each of the above-mentioned indices with all dividends reinvested. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.

Comparison of Five-Year Cumulative Total Return


$300
$250
$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
Arden Group, Inc.
S&P 500 Index
S&P Food Retail Index

	2003	*2004*	*2005*	*2006*	*2007*	*2008*
Arden Group, Inc.	**100.00**	**163.04**	**152.08**	**208.81**	**245.95**	**257.32**
S&P 500 Index	100.00	111.23	116.69	135.12	143.53	92.64
S&P Food Retail Index	100.00	98.25	103.76	121.55	129.87	91.75

Market Risk

The Company currently has no outstanding bank debt or fixture financing. If the Company should obtain financing or draw on its existing lines of credit, which bear interest at the bank's reference rate or at the bank's adjusted LIBOR plus a margin up to 1.2%, the Company could then be exposed to market risk related to interest fluctuations.

A change in market prices exposes the Company to market risk related to its investments. As of January 3, 2009, all investments were classified as available-for-sale securities and totaled $8,658,000. A hypothetical 10% drop in the market value of these investments would result in a $866,000 unrealized loss and a corresponding decrease in the fair value of these instruments. This hypothetical drop would not affect cash flow and would not have an impact on earnings until the Company sold the investments.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 3, 2009. In making the assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework.* Based on that assessment, management concluded that, as of January 3, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of January 3, 2009 has been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report which appears on page 31.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Arden Group, Inc. and Consolidated Subsidiaries

We have audited the accompanying consolidated balance sheets of Arden Group, Inc. and Consolidated Subsidiaries (the Company) as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended January 3, 2009. We also have audited the Company's internal control over financial reporting as of January 3, 2009, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also include performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arden Group, Inc. and Consolidated Subsidiaries, as of January 3, 2009 and December 29, 2007, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended January 3, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Arden Group, Inc. and Consolidated Subsidiaries, maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on criteria set forth by the COSO in *Internal Control - Integrated Framework.*

As discussed in Note 1 to the consolidated financial statements, effective the first day of its fiscal 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements." As discussed in Note 1 to the consolidated financial statements, effective the first day of its fiscal 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109."

Moss Adams LLP

Los Angeles, California
March 13, 2009

Directors and Officers

Board of Directors
Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer, Arden Group, Inc.*
M. Mark Albert, *Managing Director, TCW/Crescent Mezzanine, LLC (a mezzanine firm)*
John G. Danhakl, *Managing Partner, Leonard Green & Partners, L.P. (a private equity firm)*
Robert A. Davidow, *Private Investor*
Kenneth A. Goldman, *Attorney and Partner, Reed Smith LLP (a law firm)*
Steven Romick, *Investment Advisor, Member of First Pacific Advisors, LLC (investment advisors)*

Audit Committee
Steven Romick, *Chairman*
M. Mark Albert
Robert A. Davidow

Compensation Committee
John G. Danhakl, *Chairman*
M. Mark Albert
Robert A. Davidow

Investment Committee
Robert A. Davidow, *Chairman*
Bernard Briskin
John G. Danhakl
Steven Romick

Nominating Committee
John G. Danhakl, *Chairman*
Bernard Briskin
Kenneth A. Goldman

Officers
Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer*
Patricia S. Betance, *Assistant Secretary*
Douglas Freund, *Vice President-MIS*
Brenda J. McDaniel, *Senior Vice President*

Corporate Offices
2020 South Central Avenue, Compton, California 90220
Telephone number: (310) 638-2842
Facsimile number: (310) 631-0950

Availability of Form 10-K
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended January 3, 2009 will be provided upon written request to the Assistant Secretary, Arden Group, Inc., P. O. Box 512256, Los Angeles, California 90051-0256.

Dividend Information
The Company has established a regular quarterly dividend of 25 cents per share on Class A Common Stock. During 2007 and 2008, the Company paid a regular quarterly dividend of 25 cents per share on Class A Common Stock. On November 3, 2008, the Company's Board of Directors declared a special cash dividend of twenty-five dollars ($25) per share on its Class A Common Stock payable December 8, 2008.

Transfer Agent
Continental Stock Transfer & Trust Company,
New York, New York

Trustee
7% Subordinated Income Debentures:
U.S. Bank Trust National Association,
Los Angeles, California

Market Data
Arden Group, Inc. Class A Common Stock is traded in the NASDAQ Global Market under the symbol ARDNA. There were 825 holders of record of Class A Common Stock at January 3, 2009. The high and low prices of the Class A Common Stock the past two years, by quarter, were:

Price Range		*2008*	*2007*
First	High	$159.50	$133.50
Quarter	Low	$125.00	$113.00
Second	High	$144.77	$144.05
Quarter	Low	$114.06	$128.26
Third	High	$199.99	$170.00
Quarter	Low	$122.01	$124.46
Fourth	High	$166.85	$165.48
Quarter	Low	$118.01	$130.22

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